Exhibit 4.3

         Resolved that an annual retainer of $7,500 be paid to Directors who are not employed by the Company or our subsidiaries. Approximately 50% of the retainer will be paid in stock from the Company's Treasury Shares and 50% in cash to be determined as follows: 1.) The number of shares to be paid in stock shall be determined by dividing 50% of the annual retainer, $3,750, by the closing price of the Company's stock on May 10, 2000 an rounding the resulting shares to the next highest whole number; 2.) The balance to be paid in cash on October 27, 2000 will be calculated by subtracting from $7,500 the value as of May 10, 2000 of the number of whole shares issued on that date.

Example

May 10, 2000 Closing Price = $13.00
$3,750 divided by $13.00 = 288.4615 shares; this will be rounded up to 289 shares The value of those 289 shares is $3,757 ($13.00 times 289)

October 27, 2000 Check issued for $3,743 ($7,500 less $3,757)